Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPG Pace Tech Opportunities Corp.:

We consent to the use of our report dated February 16, 2021 except as to Notes 3 and 10 which are as of May 14, 2021, with respect to the balance sheets of TPG Pace Tech Opportunities Corp. as of December 31, 2020 and 2019, the related statements of operations, shareholders’ equity, and cash flows for year ended December 31, 2020, and for the period from July 11, 2019 (inception) to December 31, 2019, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

                /s/ KPMG LLP

Fort Worth, Texas

August 18, 2021